Exhibit 23

Consent of the Independent Registered Certified Public Accounting Firm

We hereby consent to the incorporation of our audit report dated March 14, 2011 with respect to the consolidated balance sheets of BioSpecifics Technologies Corp. as of December 31, 2010 and 2009, and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 14, 2011 with respect to internal control over financial reporting as of December 31, 2010, in Form 10-K for the year ended December 31, 2010 for BioSpecifics Technologies Corp.

/s/ Tabriztchi & Co., CPA, P.C.

Garden City, NY
March 14, 2011